DATE:	June 2, 2003

TO:	All Seminis Employees, Worldwide

FROM:	Alfonso Romo
Chairman of the Board and Chief Executive Officer

SUBJECT:	Definitive Agreement with Fox Paine

I am pleased to announce that the independent committee of the Board of Directors has recommended the approval of the transaction between Savia and Fox Paine & Company LLC, and the full Board has given its final approval as well. This weekend, Savia, Fox Paine and Seminis signed a definitive agreement, and today issued an official announcement to financial markets worldwide.

This agreement is an important milestone for the company. Not only are we gaining a strong financial partner who shares our goals and vision, but we are also gaining new resources and greater flexibility to lead the transformation of the seed industry.

At this time, there are some additional steps that must be completed before the transaction is finalized, among them the official filing with the U.S. Securities and Exchange Commission (SEC) and putting in place new long-term financing for the company. We do not anticipate any delays in this process and expect to complete the transaction by late summer.

I would like to thank you all for your diligence and dedication, especially during the last five months. The efforts made by the Seminis team to return the company to profitability have made this new partnership possible. From the onset, Fox Paine has expressed its confidence in the current Seminis team, and I do not foresee changes in the organization or executive management structure as a result of the transaction.

I am looking forward with enthusiasm to this new chapter in our company’s history. This strategic partnership will create new growth opportunities for Seminis, its employees, its customers and all the company’s stakeholders. We will continue to consolidate our leadership position in the seed industry and continue to introduce new products that surpass the expectations of the market. We have paved a new path for Seminis and the food industry. Let us continue to act as leaders and strive for excellence in all we do.

Please join me in welcoming Fox Paine.

     ADDITIONAL INFORMATION

     Seminis will file with the SEC, and will furnish to holders of Seminis common stock, a proxy statement. HOLDERS OF SEMINIS COMMON STOCK ARE URGED TO READ THE PROXY STATEMENT TO BE PREPARED IN CONNECTION WITH THE MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Holders of Seminis common stock may obtain a copy of the proxy statement (when it is available) and other documents containing information about Seminis, free of charge, at the SEC’s web site at www.sec.gov. Copies of the proxy statement (when it is available) may also be obtained for free by directing a request to: Investor Relations, Seminis, Inc., 2700 Camino del Sol, Oxnard, CA 93030-7969 USA.

     Seminis and certain of its directors and executive officers may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies from holders of Seminis common stock in favor of the merger. Information about the directors and executive officers of Seminis and their ownership of Seminis common stock is set forth in the Annual Report on Form 10-K filed with the SEC by Seminis on January 14, 2003, as amended on January 28, 2003. Additional information regarding the interests of these participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

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